Exhibit 21.1

Subsidiaries of the Company

Name of subsidiary	Jurisdiction of Incorporation or Organization
Sphere 3D Inc.	Ontario, Canada
Sphere 3D Mining Corp.	Delaware, United States
S3D Acquisition Corp.	British Columbia, Canada
101250 Investments Ltd.	Turks and Caicos Islands